Mail Stop 3561

June 29, 2007

Mark Harding
President and CFO
Pure Cycle Corporation
8451 Delaware St.
Thornton, Colorado 80260

> **Re: Pure Cycle Corporation**
> **Response Letter dated June 19, 2007**
> **Amendment No. 1 to Form S-3**
> **Filed May 30, 2007**
> **File No. 333-142335**
> **Form 10-K for the fiscal year ended August 31, 2006**
> **Form 10-Q for the fiscal quarter ended February 28, 2007**
> **File No. 0-08814**

Dear Mr. Harding:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2006

Note 7 – Stockholders' Equity, page 60

1. We have reviewed your response to prior comment 4 in our letter dated June 14, 2007, noting that you intend to provide the requested SFAS 123(R) disclosures in your next Form 10-K. Please confirm you will provide the requested disclosures

in your Form 10-Q for the quarterly period ending May 31, 2007.

Note 10 – Information Concerning Business Segments, page 63

2. We have reviewed your response to prior comment 5 in our letter dated June 14, 2007, noting that your construction operating segment does not meet the quantitative thresholds of paragraph 18 of SFAS 131. Please note that aggregation of quantitatively immaterial operating segments with reportable segments is only permitted if all aggregation criteria listed in paragraph 17 of SFAS 131 are satisfied.   An operating segment that does not meet the quantitative thresholds and does not satisfy all of the aggregation criteria of SFAS 131 should be disclosed under an "all other" category. Accordingly, if your construction operating segment does not meet the quantitative thresholds of paragraph 18 in future reporting periods, please confirm that you will include information on that segment in future filings in an "all other" category.

Form 10-Q for the Fiscal Quarter Ended February 28, 2007

3. We have reviewed your response to prior comment 8 in our letter dated June 14, 2007, however, we are not in a position to agree with your proposal to recognize a gain on the sale of the LAWMA shares during the quarterly period ended February 28, 2007. Considering that the increase to your LAWMA assets account was the result of your inability to ascribe value to the shares at the acquisition date and your subsequent discovery of additional information about the fair value of those shares, we believe your proposed treatment would result in an inaccurate financial statement presentation. Accordingly, we believe that your historical treatment, resulting in no statement of operations impact, appears acceptable.

***

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions on the financial statements and related matters. Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Peggy Kim, Senior Attorney at (202) 551-3411 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Wanda J. Abel, Esq.
    Davis Graham & Stubbs LLP
    Via facsimile: (303) 893-1379